Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s Investor Release, dated October 29, 2013, regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

A. Spin-Merge of Transmission Business

In December 2011, the Entergy and ITC boards of directors approved a definitive agreement under which Entergy will spin off and then merge its electric transmission business with a subsidiary of ITC. The transaction is subject to the satisfaction of certain closing conditions including retail regulatory approvals, which remain pending. A revised closing date in 2014 has not yet been settled upon. The definitive agreement provides that it may be terminated by either party if the transaction has not been consummated by Dec. 31, 2013.

Appendix A provides a summary of certain pending activities and events.

Appendix A: Regulatory Summary Table for Spin-Merge of Transmission Business(l) (see Appendix F for definitions of certain abbreviations or acronyms)
Proceeding	Pending Activities / Events
Retail Regulators

Recent Activity: On Aug. 9, 2013, ETI and ITC withdrew their joint change of control application pending before the PUCT. As a result, the APSC, LPSC and CCNO issued orders suspending their respective proceedings. On Sept. 23, 2013, ETI and ITC filed an updated application with the PUCT. After providing notice of the filing of the updated application in Texas, a revised LPSC procedural schedule was set.

Next Steps: Post-hearing briefing in the LPSC proceeding concludes on Nov. 8, 2013. A hearing will be held before the Commissioners of the PUCT beginning Nov. 21, 2013. The APSC and CCNO proceedings remain suspended awaiting revised procedural schedules. Decisions from the MPSC and Missouri PSC are pending.

Federal Energy Regulatory Commission

Sections 203, 205 and 305(a) Filings Recent Activity: On June 20, 2013, FERC issued an order approving the Utility operating companies’ and ITC’s Sept. 24, 2012 joint application related to the proposed transaction, subject to the outcome of a hearing or settlement judge procedures on certain rate issues and transaction-related agreements. The hearing is held in abeyance for settlement procedures. Settlement conferences are under way.

Next Steps: The parties will continue discussions toward reaching settlement of the rate and agreement on pending unresolved issues. The transaction can close, subject to refund, with these issues pending.

Section 204 Filings Recent Activity: On May 16, 2013, FERC approved Entergy’s applications seeking authorization related to certain debt financings necessary to effectuate the ITC transaction and ITC’s application seeking authorizations related to certain post-closing financings. The FERC authorization granted to Entergy expires on Oct. 31, 2013. Entergy is in the process of preparing new applications to be filed by the end of 2013.
Internal Revenue Service	Recent Activity: On May 31, 2013, the IRS issued a private letter ruling that certain requirements for the tax-free treatment of the distribution of TransCo have been met.
Nuclear Regulatory Commission	Recent Activity: On May 3, 2013, the NRC approved the license transfer requests and amendments as part of the steps to complete the transaction. The NRC approval expires on May 3, 2014, and the companies expect to be able to be able to obtain an extension if necessary.
Securities and Exchange Commission

Recent Activity: Entergy filed the Mid South TransCo registration statement on July 24, 2013. The registration statement reflects Entergy’s intent to pursue a combination partial split-off and spin-off prior to the merger of the transmission business with ITC. In a split-off, Entergy shareholders will be offered the opportunity to exchange their Entergy common stock for TransCo common units at a to-be-determined exchange ratio (as described in the registration statement), subject to an upper limit on the exchange ratio. The terms of the exchange offer (including the number of TransCo units to be offered in the exchange offer, the discount to ITC’s stock price and the upper limit) will be determined immediately prior to the launch of the exchange offer and announced pursuant to a press release. Entergy also retains the option to contribute up to 4.999 percent of ITC shares at closing of the transmission business merger into an exchange trust to offer to exchange for Entergy common stock up to six months after close.

Next Steps: Mid South TransCo will respond to SEC comments on the registration statement.

Hart-Scott-Rodino Notification	Recent Activity: The ability to close the transaction based on the Dec. 14, 2012 premerger notification filings under the HSR Act expires on Jan. 14, 2014. Entergy and ITC are in the process of preparing new notifications targeted to be filed by the end of 2013.
(l)	It is a condition to the closing of the proposed spin-merge transaction that all state and federal regulatory approvals required to join an acceptable RTO shall have been obtained. See Appendix C for the status of regulatory approvals required to join MISO.

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C. Regulatory Summary

Appendix C provides a summary of selected regulatory cases and events that are pending.

Appendix C: Regulatory Summary (see Appendix F for definitions of certain abbreviations or acronyms)
Company	Pending Cases / Events
Retail Regulation
Entergy Arkansas Authorized ROE: 10.2% Last Filed Rate Base: see next column

Rate Case Recent Activity / Next Steps: In revised surrebuttal testimony filed Oct. 21, 2013 and errata filed Sept. 23, 2013, the APSC Staff recommended a revenue deficiency of $110 million on rate base of $4.797 billion and an ROE of 9.6 percent. Staff supports the MISO rider and the capacity cost recovery rider proposed by EAI. On Sept. 23, 2013, EAI filed sur-surrebuttal testimony reflecting an updated rate increase request of $145 million on rate base of $4.84 billion based on 12 months of actuals, with no change to its requested ROE of 10.4 percent. Hearings began in October 2013. An APSC decision is expected by year end. New rates are expected to become effective January 2014.

Rate Case Background: On March 1, 2013, EAI filed a rate case reflecting a requested ROE of 10.4 percent and based on a test year period ending Dec. 31, 2012 with known and measurable changes through Dec. 31, 2013. EAI also proposed a capacity cost recovery rider and a rider to recover costs associated with MISO and ITC (if the ITC transaction is completed).

Entergy Gulf States Louisiana Authorized ROE Range: 9.9%-11.4% (electric) 9.45%-10.45% (gas) Last Filed Rate Base: see next column for electric $0.05 billion (gas) filed 1/13 based on 9/30/12 test yr

Rate Case Recent Activity / Next Steps: Discovery is in progress. Staff and intervenor testimony is due Dec. 6, 2013. EGSL will work with the parties to come up with proposed new dates for the remainder of the procedural schedule. New rates are expected to become effective in May 2014.

Rate Case Background: On Feb. 15, 2013, EGSL filed an electric rate case reflecting a requested ROE of 10.4 percent and based on a test year period ending June 30, 2012 with known and measurable changes through Dec. 31, 2013. In the scenario that assumes that both the MISO transition and the proposed spin-merge of the transmission business with ITC are completed, EGSL is requesting a rate increase of $28 million based on rate base of $2.1 billion. The alternate scenario, which assumes only the transition to MISO, reflects a $24 million rate increase request based on rate base of $2.7 billion. Both scenarios propose a new transmission rider, continuation of the capacity rider and a new three-year FRP for 2013 ? 2015 test years. The proposed FRP reflects a bandwidth of +/- 75 basis points and 60 percent / 40 percent sharing between customers and the company.

Entergy Louisiana Authorized ROE Range: 9.45%-11.05% Last Filed Rate Base: see next column

LPSC Rate Case Recent Activity / Next Steps: Staff and intervenor direct testimony is due Nov. 15, 2013 and hearings are scheduled in January 2014. New rates are expected to become effective in May 2014.

LPSC Rate Case Background: On Feb. 15, 2013, ELL filed a rate case reflecting a requested ROE of 10.4 percent and based on a test year period ending June 30, 2012 with known and measurable changes through Dec. 31, 2013. In the scenario that assumes that both the MISO transition and the proposed spin-merge of the transmission business with ITC are completed, ELL is requesting a rate increase of $168 million based on rate base of $3.8 billion. The alternate scenario, which assumes only the transition to MISO, reflects a $144 million rate increase request based on rate base of $4.5 billion. Both scenarios propose a new transmission rider, continuation of the capacity rider and a new three-year FRP for 2013 - 2015 test years. The proposed FRP reflects a bandwidth of +/- 75 basis points and 60 percent / 40 percent sharing between customers and the company.

Other Recent Activity: Discovery is in progress in ELL’s rate case for its Algiers territory, which is regulated by the CCNO. ELL is requesting a rate increase of $13 million (phased in over three years), including a 10.4 percent ROE and an FRP mechanism identical to the ELL request. Advisors’ direct testimony is due Nov. 29, 2013. Hearings are scheduled for April 2014. New rates are expected to become effective in second quarter 2014.

Entergy Mississippi Authorized ROE Range: 9.76%-11.83% (per 4/13 revised FRP filing) Last Filed Rate Base: $1.7 billion filed 4/13 based on 12/31/12 test yr

Recent Activity: On Aug. 13, 2013, the MPSC approved a stipulation resolving EMI’s 2012 test year FRP. Without agreeing to any specific disallowances, the stipulation provides for a rate increase of approximately $22.3 million, which brings EMI up to the equity “point of adjustment” of 10.59 percent from an 8.96 percent earned ROE for 2012. The annualized change was effective with September 2013 bills.

Background: EMI’s FRP includes an annual redetermination of the benchmark ROE based on a formula tied to interest rates and equity risk premiums, with an adjustment based upon performance ratings. Returns inside the bandwidth result in no change in rates while returns outside the bandwidth reset rates prospectively to or within the bandwidth depending on performance, subject to a 4 percent revenue limit. The annual filing occurs each March with rates effective each June (if no hearing) or July (if hearing). EMI’s FRP does not have an expiration date.

On April 30, 2013, EMI filed its revised evaluation report for the 2012 test year. The revised filing reflected a 7.91 percent earned ROE, which was below the bandwidth of 9.76 to 11.83 percent. The calculated 10.8 percent FRP midpoint ROE included the benefit of a 0.74 percent performance incentive.

Entergy New Orleans Authorized ROE Range: 10.7%-11.5% (electric) 10.25%-11.25% (gas) Last Filed Rate Base: $0.3 billion (electric) and $0.09 billion (gas) filed 5/12 based on 12/31/11 test yr

Recent Activity: On Aug. 8, 2013, the CCNO approved a “black box” settlement resolving the remaining open items in ENOI’s 2011 test year FRP. The settlement provides for a $(6.5) million electric rate decrease. When combined with the $4.9 million electric rate increase previously implemented in October 2012, the settlement results in a net $(1.6) million decrease from pre-October 2012 rates. There was no change in gas rates. ENOI likely will make a base rate case filing in mid-2014. However, ENOI is in discussions with the CCNO and its Advisors regarding various ratemaking alternatives to a full base rate case.

Background: A three-year FRP beginning with the 2009 test year was adopted in April 2009. Key provisions include an 11.1 percent electric ROE with a +/- 40 basis points bandwidth and a 10.75 percent gas ROE with a +/- 50 basis points bandwidth. Earnings outside the bandwidth reset to the midpoint ROE. Rates change on a prospective basis depending on whether ENOI is over- or under-earning. The FRP also includes a recovery mechanism for CCNO-approved capacity additions plus provisions for extraordinary cost changes and force majeure.

Appendix C: Regulatory Summary (see Appendix F for definitions of certain abbreviations or acronyms) (continued)
Company	Pending Cases / Events
Retail Regulation
Entergy Texas Authorized ROE: 9.8% Last Filed Rate Base: $1.6 billion filed 9/13 based on 3/31/13 adjusted test yr

Recent Activity: On Sept. 25, 2013, ETI filed a rate case requesting a $38.6 million base rate increase and a 10.4 percent ROE based on a test year period ending March 31, 2013. With additional riders for rate case expenses, reserve equalization payments and transmission cost recovery rider, the increase would be $44 million initially. Special circumstances recovery as fuel of approximately $22 million of historical purchased power capacity costs was reflected in the fuel reconciliation. A procedural schedule has been set that includes Staff testimony due Dec. 16, 2013 and hearings in January 2014. The jurisdictional deadline for a PUCT decision is March 31, 2014.

Background: ETI implemented a $27.7 million overall retail rate increase effective July 2012 pursuant to a final PUCT order authorizing an allowed ROE of 9.8 percent. On Nov. 28, 2012 and Jan. 11, 2013, ETI filed appeals of the PUCT final order and order on rehearing, respectively, in Travis County district court. The appeals remain pending.

Wholesale Regulation
System Energy Resources, Inc. ROE and last calculated rate base: see next column	Recent Activity: None. Background: 10.94 percent ROE approved by July 2001 FERC order. Last Calculated Rate Base: $1.5 billion for Sept. 30, 2013 monthly cost of service.
Transmission, Proposal to Join MISO and System Agreement Authorized ROE: 11.0% (z) Last Filed OATT Rate Base: $2.5 billion (aa) filed 5/13 based on 12/31/12 test year

Proposal to Join MISO Recent Activity: On Oct. 9, 2013, the Missouri PSC issued an order approving EAI’s request to join MISO, subject to various conditions. EAI intends to request rehearing of the order. On Oct. 15, 2013, EAI filed an OATT at FERC under which EAI will continue to provide transmission service over its limited Missouri transmission facilities, rather than transferring operational control of those facilities to MISO. Comments and protests on the FERC application are due Nov. 5, 2013. The Utility operating companies continue to target joining MISO in December 2013.

Background: Between June 2012 and April 2013, the LPSC, PUCT, APSC, CCNO and MPSC each issued orders approving, subject to certain conditions, the Utility operating companies’ requests for MISO membership.

System Agreement Recent Activity: On Aug. 28, 2013, the presiding judge issued his initial decision in the FERC proceeding regarding calculations for re-pricing wholesale opportunity sales of energy by EAI to third parties for the period 2000 through 2009. The initial decision concluded that the methodology proposed by the LPSC rather than the methodologies proposed by Entergy or FERC Staff, should be used to calculate payments EAI is to make to the other Utility operating companies. Recognizing that the LPSC methodology would result in an inequitable windfall to the other Utility operating companies, the initial decision concludes that any payment by EAI should be reduced by 20 percent. The initial decision and record in the case have been submitted to FERC and various parties, including Entergy, have filed briefs on exceptions. No payments will be made or received by the Utility operating companies until a decision is issued by FERC in this phase of the proceeding and Entergy submits a subsequent filing to comply with that decision.

On Oct. 11, 2013, Entergy filed an amendment to the Entergy System Agreement to modify the notice period for a Utility operating company to terminate its participation in the System Agreement to 60 months from 96 months with a proposed effective date of Oct. 12, 2013. Comments or protests on the amendment filing are due Nov. 12, 2013 and FERC is expected to act in January 2014. On Oct. 18, 2013, ETI filed its notice to terminate its participation in the Entergy System Agreement following the 60-month notice period or such other notice period as approved by FERC.

On Oct. 16, 2013, FERC issued orders in various bandwidth-related proceedings. In the 2007 bandwidth filing, FERC specified its own method for calculating the functionalization ratio to apply to the net operating loss accumulated deferred income taxes for bandwidth purposes and denied Entergy’s request for rehearing of FERC’s prior ruling requiring interest be included on comprehensive recalculated payment and receipt true-up amounts. FERC rejected Entergy’s argument that the ordering of interest was contrary to Commission precedent and determined that due to the length of time that had passed, it was appropriate to allow interest to be paid. Entergy is required to make an additional compliance filing by Nov. 15, 2013.

Background: On June 21, 2012, FERC issued an order relating to an LPSC complaint involving Entergy’s accounting for wholesale opportunity sales of energy by EAI to third parties during the period 2000 through 2009. The order found that, although the sales at issue were permitted under the System Agreement and were made and priced in good faith, the after-the-fact accounting methodology used to determine the cost of the energy used to supply the sales was inconsistent with the System Agreement. The Utility operating companies’ request for rehearing remains pending.

The June 2012 FERC decision established further hearing procedures to determine the calculations. In September and October 2012, the Utility operating companies submitted testimony that included a proposed illustrative re-run of intra-system bills for 2003, 2004 and 2006 (the three years with the highest volume of opportunity sales) consistent with the directives in FERC’s order. The proposed illustrative re-run of intra-system bills shows that the potential cost for EAI would be up to $12 million for those three years, and the potential benefit would be significantly less than that for each of the other Utility operating companies; effects to other System Agreement pricing schedules may offset these costs and benefits. On Dec. 21, 2012, the LPSC filed testimony concluding that EAI should refund approximately $75 million to the other Utility operating companies for those three years. On Feb. 1, 2013, FERC Staff and certain intervenors filed testimony in the proceeding taking positions on the opposing calculations proposed by the LPSC and the Utility operating companies. In April 2013, the Utility operating companies filed rebuttal testimony, including a revised illustrative rerun of the intra-system bills for the three years. The revised calculation resulted in an increase in the potential cost for EAI over those three years of $2.3 million compared to prior submissions.

In 2005, FERC issued orders that require each Utility operating company’s production costs to be within +/- 11 percent of System average production costs and set 2007 as the first possible year of payments among the Utility operating companies, based on calendar year 2006 actual production costs. A subsequent FERC order concluded that the prospective bandwidth remedy should begin on June 1, 2005 (the date of its initial order in the proceeding). Annual bandwidth filings have been made for each year starting with 2007 through 2013, as well as a compliance filing associated with calculations for the period of June through December 2005.

(z)	Applies to sales made under Entergy’s FERC OATT.
(aa)	Reflects transmission rate base in Entergy’s FERC OATT filing, which is also included in the rate base figures for each of the Utility operating companies shown above.

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F. Definitions

Appendix F provides definitions of certain operational performance measures, as well as GAAP and non-GAAP financial measures, all of which are referenced in this release. Non-GAAP measures are included in this release to provide metrics that remove the effect of financial events that are not routine, from commonly used financial metrics.

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms

Utility Operational Performance Measures
GWh billed	Total number of GWh billed to all retail and wholesale customers
Non-fuel O&M expense per MWh	Operation, maintenance and refueling expenses per MWh of billed sales, excluding fuel, fuel-related expenses and purchased power
Number of retail customers	Number of customers at end of period

Entergy Wholesale Commodities Operational Performance Measures
Net revenue	Operating revenue less fuel, fuel related expenses and purchased power
Owned capacity	Installed capacity owned and operated by EWC, including investments in wind generation accounted for under the equity method of accounting; EWC acquired RISEC, a 583 MW natural gas-fired combined-cycle generating plant, on Dec. 20, 2011
GWh billed	Total number of GWh billed to customers, excluding investments in wind generation accounted for under the equity method of accounting
Average realized revenue per MWh	As-reported revenue per MWh billed, excluding revenue from the amortization of the Palisades below-market PPA and/or investments in wind generation accounted for under the equity method of accounting
Non-fuel O&M expense per MWh	Operation, maintenance and refueling expenses per MWh billed, excluding fuel, fuel-related expenses and purchased power and investments in wind generation accounted for under the equity method of accounting
Capacity factor	Normalized percentage of the period that the nuclear plants generate power
Production cost per MWh	Fuel and non-fuel operation and maintenance expenses according to accounting standards that directly relate to the production of electricity per MWh (based on net generation)
Refueling outage days	Number of days lost for scheduled refueling outage during the period
Planned TWh of generation	Amount of output expected to be generated by EWC resources considering plant operating characteristics, outage schedules and expected market conditions which impact dispatch, assuming shutdown of VY in fourth quarter 2014, uninterrupted normal operation at the remaining nuclear plants and timely renewal of plant operating licenses; non-nuclear also includes purchases from affiliated and non-affiliated counterparties under long-term contracts and excludes energy and capacity from EWC’s wind investment accounted for under the equity method of accounting and Ritchie
Percent of planned generation under contract	Percent of planned generation output sold or purchased forward under contracts, forward physical contracts, forward financial contracts or options that mitigate price uncertainty (consistent with assumptions used in earnings guidance) that may or may not require regulatory approval or approval of transmission rights, or other conditions precedent
Unit-contingent	Transaction under which power is supplied from a specific generation asset; if the asset is not operating, seller is generally not liable to buyer for any damages
Unit-contingent with availability guarantees	Transaction under which power is supplied from a specific generation asset; if the asset is not operating, seller is generally not liable to buyer for any damages, unless the actual availability over a specified period of time is below an availability threshold specified in the contract
Firm LD	Transaction that requires receipt or delivery of energy at a specified delivery point (usually at a market hub not associated with a specific asset) or settles financially on notional quantities; if a party fails to deliver or receive energy, defaulting party must compensate the other party as specified in the contract; a portion of which may be capped through the use of risk management products
Offsetting positions	Transactions for the purchase of energy, generally to offset a Firm LD transaction
Cost-based contracts	Contracts priced in accordance with cost-based rates, a ratemaking concept used for the design and development of rate schedules to ensure that the filed rate schedules recover only the cost of providing the service; these contracts are on owned non-utility resources located within Entergy’s utility service territory, which do not operate under market-based rate authority
Planned net MW in operation	Amount of installed capacity to generate power and/or sell capacity; non-nuclear also includes purchases from affiliated and non-affiliated counterparties under long-term contracts and excludes energy and capacity from EWC’s wind investment accounted for under the equity method of accounting and Ritchie
Percent of capacity sold forward	Percent of planned qualified capacity sold to mitigate price uncertainty under physical or financial transactions
Bundled capacity and energy contracts	A contract for the sale of installed capacity and related energy, priced per megawatt-hour sold
Capacity contracts	A contract for the sale of the installed capacity product in regional markets managed by ISO-NE, the NYISO and MISO

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms (continued)

Entergy Wholesale Commodities Operational Performance Measures (continued)
Average revenue per MWh on contracted volumes	Revenue on a per unit basis at which generation output reflected in contracts is expected to be sold to third parties (including offsetting positions) at the minimum contract prices and at forward market prices at a point in time, given existing contract or option exercise prices based on expected dispatch or capacity, excluding the revenue associated with the amortization of the below-market PPA for Palisades; revenue will fluctuate due to factors including market price changes affecting revenue received on puts, collars and call options, positive or negative basis differentials, option premiums and market prices at the time of option expiration, costs to convert firm LD to unit-contingent and other risk management cost; also, excludes payments owed under the value sharing agreements, if any
Average revenue under contract per kW per month (applies to capacity contracts only)	Revenue on a per unit basis at which capacity is expected to be sold to third parties, given existing contract prices and/or auction awards
Expected sold and market total revenue per MWh	Total energy and capacity revenue on a per unit basis at which total planned generation output and capacity is expected to be sold given contract terms and market prices at a point in time, including estimates for market price changes affecting revenue received on puts, collars and call options, positive or negative basis differentials, option premiums and market prices at time of option expiration, costs to convert Firm LD to unit-contingent and other risk management cost, excluding the revenue associated with the amortization of the below market PPA for Palisades; also excludes payments owed under value sharing agreements, if any
Financial Measures – GAAP
Return on average invested capital – as-reported	12-months rolling net income attributable to Entergy Corporation (Net Income) adjusted to include preferred dividends and tax-effected interest expense divided by average invested capital
Return on average common equity – as-reported	12-months rolling Net Income divided by average common equity
Cash flow interest coverage	12-months cash flow from operating activities plus 12-months rolling interest paid, divided by interest expense
Book value per share	Common equity divided by end of period shares outstanding
Revolver capacity	Amount of undrawn capacity remaining on corporate and subsidiary revolvers
Total debt	Sum of short-term and long-term debt, notes payable and commercial paper and capital leases on the balance sheet less non-recourse debt, if any
Debt of joint ventures - Entergy’s share	Debt issued by business joint ventures at EWC
Leases - Entergy’s share	Operating leases held by subsidiaries capitalized at implicit interest rate
Debt to capital ratio	Total debt divided by total capitalization
Securitization debt	Debt associated with securitization bonds issued to recover storm costs from hurricanes Rita, Ike and Gustav at ETI; the 2009 ice storm at EAI and investment recovery of costs associated with the cancelled Little Gypsy repowering project at ELL
Financial Measures – Non-GAAP
Operational earnings	As-reported Net Income adjusted to exclude the impact of special items
Adjusted EBITDA	Earnings before interest, income taxes, depreciation and amortization and interest and investment income excluding decommissioning expense and other than temporary impairment losses on decommissioning trust fund assets
Operational adjusted EBITDA	Adjusted EBITDA excluding effects of special items
Return on average invested capital – operational	12-months rolling operational Net Income adjusted to include preferred dividends and tax-effected interest expense divided by average invested capital
Return on average common equity – operational	12-months rolling operational Net Income divided by average common equity
Gross liquidity	Sum of cash and revolver capacity
Debt to capital ratio, excluding securitization debt	Total debt divided by total capitalization, excluding securitization debt
Net debt to net capital ratio, excluding securitization debt	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents, excluding securitization debt
Net debt to net capital ratio, including off-balance sheet liabilities, excluding securitization debt	Sum of total debt and off-balance sheet debt less cash and cash equivalents divided by sum of total capitalization and off-balance sheet debt less cash and cash equivalents, excluding securitization debt

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms (continued)
Abbreviations or Acronyms
ANO	Arkansas Nuclear One (nuclear)
APSC	Arkansas Public Service Commission
B&E	LPSC Business and Executive session
CCGT	Combined cycle gas turbine
CCNO	Council of the City of New Orleans, La.
DOE	U.S. Department of Energy
EAI	Entergy Arkansas, Inc.
EGSL	Entergy Gulf States Louisiana, L.L.C.
ELL	Entergy Louisiana, LLC
EMI	Entergy Mississippi, Inc.
ENOI	Entergy New Orleans, Inc.
EPA	U.S. Environmental Protection Agency
ETI	Entergy Texas, Inc.
EWC	Entergy Wholesale Commodities
FCA 7	Forward Capacity Auction #7 for the June 2016 through May 2017 period
FERC	Federal Energy Regulatory Commission
FRP	Formula rate plan
GAAP	Generally accepted accounting principles
HCM	Human Capital Management strategic imperative
HSR	Hart-Scott-Rodino Antitrust Improvements Act of 1976
IP2	Indian Point Energy Center Unit 2 (nuclear)
IP3	Indian Point Energy Center Unit 3 (nuclear)
IRS	Internal Revenue Service
ISO	Independent system operator
ISO-NE	ISO New England
ITC	ITC Holdings Corp.
FitzPatrick	James A. FitzPatrick Nuclear Power Plant (nuclear)
LHV	Lower Hudson Valley
LPSC	Louisiana Public Service Commission
MATS	Mercury and Air Toxics Standards
MISO	Midcontinent Independent System Operator, Inc.
MPSC	Mississippi Public Service Commission
NRC	Nuclear Regulatory Commission
NYISO	New York Independent System Operator, Inc.
NYPA	New York Power Authority
OATT	FERC-jurisdictional Open Access Transmission Tariff
Palisades	Palisades Power Plant (nuclear)
Pilgrim	Pilgrim Nuclear Power Station (nuclear)
PPA	Power purchase agreement
PSC	Public Service Commission
PUCT	Public Utility Commission of Texas
RISEC	Rhode Island State Energy Center
ROE	Return on equity
ROIC	Return on invested capital
RTO	Regional transmission organization
SEC	U.S. Securities and Exchange Commission
TransCo	Mid South TransCo LLC, a wholly owned subsidiary of Entergy Corp. that will become the holding company for Entergy’s transmission business prior to the close of the merger with ITC
VY	Vermont Yankee Nuclear Power Station (nuclear)

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the TransCo registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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In this news release, and from time to time, Entergy Corporation makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in this news release and in: (i) Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q and (ii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this news release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing.